EXHIBIT 8

GLOBAL-TECH APPLIANCES INC.

Quarterly Report for the Three and Nine Months Ended December 31, 2003

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company’s customers, product demand and market acceptance, the success of new product development, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in United States dollars)

	December 31, 2003	March 31, 2003
	(unaudited)	(audited)
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$16,351	$21,515
Callable deposit	5,000	—
Restricted cash	843	831
Short-term investments	43,867	41,401
Accounts receivable, net	10,874	10,247
Deposits, prepayments and other assets	2,214	2,681
Inventories, net	8,806	7,507

Total current assets	87,955	84,182

Property, plant and equipment	31,160	32,649
Land use rights	1,899	1,938
License	3,071	3,593
Patents	228	242
Promissory note receivable	635	716
Loan to a director	152	228

Total assets	$125,100	$123,548

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loans	417	512
Accounts payable	7,107	5,153
Fees payable for land use rights	91	273
Salaries and allowances payable	943	585
Accrued expenses	1,800	1,576
Income tax payable	3,745	3,727

Total current liabilities	14,103	11,826
Long-term bank loans	86	316
Deferred tax liabilities, net	119	65

Total liabilities	14,308	12,207

Shareholders’ equity:
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Common stock, par value $0.01; 50,000,000 shares authorized; 12,838,108 and 12,830,000 shares issued as of December 31, 2003 and March 31, 2003	128	128
Additional paid-in capital	81,753	81,753
Retained earnings	33,939	34,682
Accumulated other comprehensive deficit	(535)	(622)
Less: Treasury stock, at cost, 679,147 and 689,147 shares as of December 31, 2003 and March 31, 2003	(4,493)	(4,600)

Total shareholders’ equity	110,792	111,341

Total liabilities and shareholders’ equity	$125,100	$123,548

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in United States dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Net sales	$17,757	$16,758	$52,360	$61,837
Cost of goods sold	(14,124)	(12,511)	(41,293)	(45,014)

Gross profit	3,633	4,247	11,067	16,823
Selling, general and administrative expenses	(4,440)	(3,487)	(12,394)	(11,034)

Operating income (loss)	(807)	760	(1,327)	5,789
Interest expense	(3)	(15)	(12)	(48)
Interest income	218	259	643	809
Other income (loss)	(171)	48	74	155

Income (loss) from continuing operations before income taxes	(763)	1,052	(622)	6,705
Provision for income taxes	(31)	(110)	(72)	(546)

Income (loss) from continuing operations	(794)	942	(694)	6,159
Loss from discontinued operations, net of applicable income tax of $ nil	—	(175)	—	(812)

Net income (loss)	$(794)	$767	$(694)	$5,347

Basic and diluted earnings (loss) per common share	$(0.07)	$0.06	$(0.06)	$0.44

Basic and diluted weighted average number of shares outstanding	12,154	12,141	12,147	12,141

The Company revised the consolidated statements of income to include its tooling sales and their related costs on a gross basis in operating income (loss) for each period.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts expressed in United States dollars)

	For the Nine Months Ended December 31,
	2003	2002
	(unaudited)	(unaudited)
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$(694)	$5,347
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	3,546	3,364
Amortization	688	578
Gain on disposal of TFEL business	—	(29)
Loss on disposal of property, plant and equipment	20	38
Provision for promissory note receivable	—	47
Provision for income taxes	72	546
Issuance of treasury stock to consultants	58	—
Forgiveness of a director loan	76	76
Changes in operating assets and liabilities
Decrease (increase) in accounts receivable, net	(627)	2,343
Decrease (increase) in deposit, prepayment and other assets	467	(368)
Decrease (increase) in inventories	(1,299)	1,497
Increase (decrease) in accounts payable	1,954	(699)
Decrease in fee payable for land use right	(182)	—
Increase in salaries and allowances payable	358	367
Increase (decrease) in accrued expenses	224	(2,701)
Decrease in taxes paid	—	(1,239)

Net cash provided by operating activities	4,661	9,167

Cash flows from investing activities:
Proceeds from disposal of short-term investment	60,711	3,653
Purchase of short-term investments	(63,203)	(34,281)
Increase in callable deposit	(5,000)	—
Increase in restricted cash	(12)	—
Proceeds from disposal of TFEL business	—	100
Decrease in interests in joint venture	—	13
Purchase of property, plant and equipment	(2,077)	(2,093)
Decrease in promissory note receivable	81	—

Net cash used in investing activities	(9,500)	(32,608)

Cash flows from financing activities:
Addition of long-term bank loans	—	691
Repayment of long-term bank loans	(325)	(709)

Net cash used in financing activities	(325)	(18)

Net decrease in cash and cash equivalents	(5,164)	(23,459)
Cash and cash equivalent at beginning of year	21,515	48,589

Cash and cash equivalents at end of year	$16,351	$25,130

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

(Amounts expressed in United States dollars unless otherwise stated)

Note 1 — GENERAL

The accompanying unaudited consolidated financial statements of Global-Tech Appliances Inc. (“Global-Tech”) have been prepared as of December 31, 2003 and for the nine-month period then ended. The interim financial statements should be read in conjunction with the annual financial statements as of March 31, 2003. These statements reflect all adjustments, which are, in the opinion of management, necessary to fairly present Global-Tech’s financial position as of December 31, 2003 and its results of operations and cash flows for the nine months ended December 31, 2003. The results of operations for the nine months ended December 31, 2003 should not be considered indicative of the results expected for the year ending March 31, 2004.

Global-Tech is incorporated in the British Virgin Islands and is a holding company. Global-Tech and its subsidiaries are collectively referred to as the “Company”. The Company is a designer and manufacturer of a wide range of electrical household appliances. The Company’s main manufacturing and warehousing operations are located in Dongguan, the People’s Republic of China (“China”). The Company’s products are sold to customers primarily in the United States and Europe.

Note 2 — SUBSIDIARIES

Details of the Company’s principal subsidiaries as of December 31, 2003 were as follows:

Name	Country	Ownership
Wing Shing Products (BVI) Company Limited	British Virgin Islands	100.0%
Wing Shing Overseas Limited	British Virgin Islands	100.0
Pentalpha Enterprises Limited #	Hong Kong	100.0
Pentalpha Hong Kong Limited #	Hong Kong	100.0
Kwong Lee Shun Trading Company Limited #	Hong Kong	100.0
Dongguan Wing Shing Electrical Products Factory Company Limited	China	100.0
Global-Tech USA, Inc.	United States	100.0
Pentalpha Macau Commercial Offshore Limited	Macau	100.0
Global Lite Array (BVI) Limited	British Virgin Islands	76.8
Lite Array (BVI) Company Limited*	British Virgin Islands	76.8
Lite Array, Inc.*.	United States	76.8
Global Display Limited #	Hong Kong	100.0
GT Investments (BVI) Limited	British Virgin Islands	100.0
Dongguan Lite Array Company Limited	China	100.0
Lite-Array (OLED) H.K. Limited[1]	Hong Kong	100.0
Global Optics (HK) Limited[2]	Hong Kong	100.0
MasterWerke Ltd[3]	United States	100.0

Global-Tech Appliances Inc. is a holding company of the above subsidiaries. It does not engage in daily business operations. GT Investment (BVI) Limited is an intermediate holding company of Pentalpha Hong Kong Ltd., Pentalpha Enterprises Limited, Kwong Lee Shun Trading Company Limited and Global Display Limited. Global Lite Array (BVI) Limited is an investment holding company of Lite Array (BVI) Company Limited and Lite Array, Inc.

Wing Shing Products (BVI) Company Limited is primarily engaged in selling finished goods to our customers. Wing Shing Overseas Limited, Pentalpha Enterprises Limited and Pentalpha Hong Kong Limited are primarily engaged in buying raw materials and selling finished goods to our customers. Kwong Lee Shun Trading Company Limited is a service company that provides management services to us. Dongguan Wing Shing Electrical Products Factory Company Limited and Dongguan Lite Array Company Limited are our manufacturing facilities located in Dongguan, China. Global-Tech USA, Inc. provides investor relations and consulting services to us. Pentalpha Macau Commercial Offshore Limited is primarily engaged in selling finished goods to our customers. Lite Array (BVI) Company Limited is primarily engaged in buying raw materials and selling organic solid state flat-panel displays to our customers. Lite Array, Inc. is primarily engaged in research and development of organic solid-state flat-panel displays. Global Display Limited is primarily engaged in marketing and developing electronic products utilizing multimedia flat panel displays.

We recently established two new subsidiaries, Lite Array (OLED) HK Limited and Global Optics (HK) Limited. Lite Array (OLED) HK Limited is primarily engaged in procuring and marketing OLED displays and Global Optics (HK) Limited is primarily engaged in procuring and designing optical system for use in microdisplay and projection devices.

*	100% owned by Global Lite Array (BVI) Limited.
#	100% owned by GT Investments (BVI) Limited.
[1]	Lite-Array (OLED) H.K. Limited was incorporated in Hong Kong on June 4, 2004.
[2]	Global Optics (HK) Limited was incorporated in Hong Kong on June 11, 2004.
[3]	MasterWerke Ltd was acquired by Global-Tech USA, Inc as a subsidiary on April 30, 2004. MasterWerke is primary engaged in product evaluation.

Note 3 — SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparing the latest annual financial statements. A summary of those significant accounting policies can be found in the Company’s fiscal 2003 Annual Report on Form 20-F, filed on September 30, 2003, in the Notes to the Consolidated Financial Statements, Note 3, and under “Item 5.E—Operating and Financial Results and Prospects—Application of Critical Accounting Policies.”

Note 4 —. LEGAL PROCEEDINGS UPDATE

Except as set forth below, Global-Tech and its subsidiaries are not a party in any material litigation or arbitration, and know of no material litigation, arbitration or claim threatened against them or their properties.

Certain agreements with ODM customers include an indemnification provision whereby the respective subsidiary undertakes to hold harmless and indemnify the respective customer from all suits that may be brought against the customer for infringement of any patent or registered design in connection with the sale of the products purchased from the subsidiary.

SEB v. Sunbeam v. Pentalpha Enterprises

On March 10, 1998, SEB, S.A. filed a patent infringement suit against Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”) in the U.S. District Court for the District of New Jersey. SEB later amended its complaint to add Global-Tech and one of its subsidiaries, Pentalpha Enterprises, as additional defendants in the case. SEB alleged that the defendants infringed a patent issued to SEB concerning a deep fryer model. SEB sought to recover unspecified monetary damages. In addition, Sunbeam asserted a third-party claim and a cross-claim against Global-Tech and our subsidiary for breach of an alleged obligation to indemnify Sunbeam from SEB’s patent infringement claims. Global-Tech and its subsidiary moved to dismiss the complaint of SEB for lack of personal jurisdiction. By order dated July 16, 1999, the District Court granted the motion and dismissed the complaint against Global-Tech and its subsidiary. Sunbeam then paid SEB $2 million to settle its claim. Sunbeam’s third-party complaint against Global-Tech and its subsidiary remained.

On December 15, 1999, our subsidiary asserted counterclaims against Sunbeam in connection with a product supply agreement. In July 2002, after the case had been transferred to the United States District Court for the Southern District of Florida, Sunbeam moved for summary judgment on all claims. By memorandum decision dated February 19, 2003, the District Court granted Sunbeam’s motion insofar as it related to the claim of our subsidiary for fraud in the inducement of the product supply agreement, but denied the motion with respect to the claims of our subsidiary for breach of contract. In addition, the District Court granted Sunbeam’s motion for summary judgment on its claims for indemnity against our subsidiary as to liability, but ruled that a trial was necessary to determine the amount of damages that Sunbeam was entitled to recover on its indemnity claim in addition to the $2 million Sunbeam previously paid to settle SEB’s claims of patent infringement.

The trial on Sunbeam’s claims for indemnity and the claim of our subsidiary for breach of contract began on January 12, 2004. On January 16, 2004, the Jury returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam $2,450,948.91 against our subsidiary and Global-Tech, and (ii) in favor of our subsidiary on its claim for breach of contract and awarded our subsidiary $6,600,000. The District Court entered a final judgment on February 11, 2004 to add prejudgment interest to the Jury’s award, awarding Sunbeam $3,430,693.81 and our subsidiary $6,632,909.59. Our subsidiary filed a motion to reconsider the calculation of prejudgment interest, which the Court denied. Sunbeam moved for judgment notwithstanding the verdict and for a new trial. Sunbeam argued, among other things, that our subsidiary should be denied any recovery and, alternatively, that any recovery by our subsidiary should be limited to $1,000,000. The District Court denied these motions by an order entered April 12, 2004. Sunbeam appealed on May 10, 2004. Global-Tech and its subsidiary cross-appealed on May 21, 2004.

Given the appeal, the final outcome of the case remains uncertain. It is possible that (i) the final judgment could be affirmed; (ii) the portion of the final judgment in favor of our subsidiary for $6,632,909.59 could be reversed, while Global-Tech and its subsidiary could remain liable on the $3,430,693.81 portion of the final judgment against us and our subsidiary; (iii) our subsidiary could obtain a higher award of prejudgment interest in favor of our subsidiary, and/or a new trial at which our subsidiary can seek additional damages based upon, for example and without limitation, its fraud claims against Sunbeam or based upon evidence that the District Court excluded from consideration from the jury demonstrating that Sunbeam did not fully disclose all of its sales of the products covered by the product supply agreement. Due to the uncertainties of the appeal process we have yet to accrue the judgment amount of $3,430,693.81 awarded to Sunbeam against the subsidiary nor record the judgment amount of $6,632,909.59 awarded to the subsidiary from Sunbeam.

SEB v. Montgomery Ward

After dismissal of the action in the District Court in New Jersey, SEB commenced an action on August 28, 1999 in the U.S. District Court for the Southern District of New York against Global-Tech, one of its subsidiaries and Montgomery Ward, then a customer, for infringement of SEB’s patent relating to a deep fryer model. On December 15, 1999, the District Court entered a preliminary injunction against the sale of the deep fryer that was the subject of the case. This was affirmed on appeal. On August 3, 2000, SEB moved for a further preliminary injunction and a citation for contempt against our subsidiary based upon the sale of a modified deep fryer product by our subsidiary. While that motion was pending, Montgomery Ward filed for bankruptcy protection. That filing stayed the action as against Montgomery Ward. On March 20, 2001, the District Court found that the modified deep fryer infringed the patent under the doctrine of equivalents. However, the District Court denied SEB’s application for a contempt citation. SEB then moved to amend its complaint to add certain of our other subsidiaries and John C.K. Sham as additional defendants. The District Court, in an opinion dated September 30, 2002, denied SEB’s motion to amend to add additional defendants and denied the motion of Global-Tech to dismiss for lack of personal jurisdiction. Global-Tech and its subsidiary moved on December 3, 2002, for summary judgment on liability on the ground that neither engaged in any conduct that infringed the patent because of the extraterritoriality of their acts and for summary judgment on the claim of SEB for lost profits. The Court heard oral argument on this motion on March 24, 2004, but has not yet ruled on it. SEB has also moved for an order attaching the judgment in favor of our subsidiary in the action SEB v. Sunbeam v. Pentalpha Enterprises. The parties have resolved the motion by consenting to an order that requires us and our subsidiary, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam.

Sunbeam v. Wing Shing Products

On February 23, 2001, Sunbeam commenced an adversary proceeding against our subsidiary, Wing Shing Products in the U. S. Bankruptcy Court for the Southern District of New York asserting that it owned U.S. Patent No. Des. 348,585 or had a permanent license to use it. On March 12, 2001, the subsidiary asserted a counterclaim against Sunbeam for infringement of the Design Patent.

The parties concluded a bench trial in the Bankruptcy Court on January 31, 2002. By decision dated June 3, 2003, the Court ruled against Sunbeam on its claims for a declaratory judgment and in favor of our subsidiary on its claims for design patent infringement. The Court further ruled that our subsidiary was entitled to recover Sunbeam’s profits from the sale of infringing coffeemakers only for the time period after February 9, 2001. In addition, on June 17, 2003, the Court entered an injunction restraining Sunbeam from further infringing the design patent. The Bankruptcy Court entered a final judgment in favor of our subsidiary on March 15, 2004, in the amount of $2,304,403.

Sunbeam and our subsidiary appealed the June 3, 2003 decision of the Bankruptcy Court to the U.S. District Court of the Southern District of New York. By memorandum opinion and order entered June 30, 2004, the district court affirmed in part the June 3, 2004 decision of the Bankruptcy Court. It reversed one finding of the Bankruptcy Court and held that the subsidiary, in 1992, breached a contract to negotiate with Sunbeam concerning ownership of certain patent rights. However, because the district court affirmed the holding of the Bankruptcy Court that the statute of limitations had expired on any claim of Sunbeam for that breach, the reversal by the District Court did not affect the $2,304,403 judgment entered in favor of our subsidiary by the Bankruptcy Court.

Both Sunbeam and our subsidiary have appealed to the United States Court of Appeals from the judgment of the District Court in the action. Our subsidiary has moved to transfer the appeal to the United States Court of Appeals for the Second Circuit. It is possible that the June 3, 2003 decision of the Bankruptcy Court could be reversed and our subsidiary will not obtain any monetary recovery or other relief in the lawsuit.

The Bankruptcy Court also indicated that it will consider the issue of whether our subsidiary should be held in contempt for seeking a temporary restraining order in February 2001 that enjoined Simatelex from accepting payment on the debt that Sunbeam owed to it.

Wing Shing Products v. Simatelex

On February 9, 2001, Wing Shing Products, our subsidiary commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corp. claiming infringement of U.S. Patent No. Des. 348,585. The Bankruptcy Court stayed this action by order dated February 26, 2001. The U.S. District Court for the Southern District of New York reinstated the stay of the action originally ordered by the Bankruptcy Court by order dated February 24, 2004, based upon Sunbeam’s appeal from the June 3, 2003 memorandum decision. By order dated June 30, 2004, the district court lifted the stay and directed the attorneys for the parties to appear at a conference on July 23, 2004. The Court at that time directed the parties to conclude discovery by the end of 2004.

Pentalpha Macau Commercial Offshore Limited v. Damoder Reddy

On December 22, 2003, our subsidiary, Pentalpha Macau Commercial Offshore Limited, commenced an action in the United States District Court for the Northern District of California against Damoder Reddy, the former Chief Operating Officer of Opsys US, Inc. (“Opsys”), a company whose intellectual property and certain assets (collectively, “Assets”) were purchased by our subsidiary from the Chapter 7 Bankruptcy Trustee of Opsys, alleging that, among other claims, Reddy attempted to interfere with our subsidiary’s contracts with Opsys by making it more expensive for our subsidiary to take possession of the Assets. Reddy filed a cross-complaint against our subsidiary and six other parties in April 2004, which was dismissed by the Court on July 8, 2004. A Case Management Conference was held on September 24, 2004. Pentalpha’s motion for a preliminary injunction to enjoin Reddy from using the intellectual property that our subsidiary has purchased has been set for November 5, 2004. Reddy filed a Second Amended Counterclaim against our subsidiary and six other parties on July 23, 2004. Our subsidiary has filed a motion to dismiss Reddy’s Second Amended Counterclaim and a hearing has been set for November 5, 2004 to be heard concurrently with Pentalpha’s motion for a preliminary injunction.

An adverse decision in any of these legal proceedings could have a material adverse effect on our business, results of operations and financial conditions. After considering all the facts currently known to us and based on the advice of legal counsel, we do not believe that these actions will have a material adverse effect or that the likelihood of a negative effect on our operating results is remote.

Included in “accrued expenses” in our consolidated balance sheets as of March 31, 2001, 2002, 2003 and 2004 were provision for legal fees of approximately $302,000, $285,000, $98,000 and $230,000 in relation to certain of the above cases. We have not included in our financial statements any asset or liability resulting from litigation that has not resulted in a cash deposit into or payment from bank accounts of Global-Tech or its subsidiaries.

A summary of our legal proceedings can be found in the Company’s fiscal 2003 Annual Report on Form 20-F, filed on September 30, 2003, in the “Item 8.A—Financial Information—A Consolidated Statements and Other Financial Information—Legal Proceedings.”

GLOBAL-TECH APPLIANCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED DECEMBER 31, 2003

General

We design, manufacture and sell a wide range of electrical household appliances to brand marketers in developed countries. Our products, all of which are manufactured in China, are marketed by our customers such as Royal Appliance Manufacturing Company (which sells under the brand name Dirt Devil®), Black & Decker (which sells under the brand name Black & Decker®), Hamilton Beach/Proctor-Silex (which sell under the brand name Proctor-Silex®), and The Eureka Company (which sells under the brand name Eureka®). We manufacture many different models, primarily in three product categories:

•	floor care products, such as upright vacuum cleaners, extractors and hand-held steam vacuum cleaners;

•	kitchen appliances, such as coffeemakers, breadmakers and deep fryers; and

•	garment care and travel products, such as steam irons.

We were founded in 1963 and, for most of our history, operated primarily as a contract manufacturer of products developed by our customers. In the last ten years, however, we have emphasized whenever possible original design manufacturing. As an original design manufacturer, or ODM, we design and develop proprietary new products, which we manufacture for our customers. Net sales of our ODM products represented approximately 46.7% and 26.8% of our net sales during each the three month periods ending December 31, 2002 and December 31, 2003, respectively, with the remaining sales generated by our contract manufacturing activities. During the nine months ended December 31, 2002 and December 31, 2003, ODM sales as a percentage of our net sales were approximately 40.1% and 28.1%, respectively. Sales of ODM products have decreased as a percentage of net sales over the last several years. This trend is expected to continue in the near term due to an anticipated increase in the sales of new floor care products, which are primarily contract-manufactured products.

We also are continuing to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. This is part of our long-term strategy to gradually diversify and transform a portion of business to produce higher-value, technology-oriented products that we believe will allow us to leverage our existing research and development and technical management staff in Hong Kong, as well as our manufacturing infrastructure and capabilities in China.

We recently established a new subsidiary, Global Display Limited, to develop and market a wide range of display products. Initially, its primary product development function is to design flat panel high definition televisions (HDTV’s) incorporating plasma or thin film transistor liquid crystal displays (TFT-LCD’s). Since the display modules are readily procured from “fab” plants (the capital intensive processing facilities that convert glass, gases and transistors into display modules) we can concentrate our effort on cosmetic designs, framing systems and software. We believe the key is software. We are currently developing our own video control board designs in order to satisfy different OEM and ODM client requirements, as well as incorporating differentiated audio and video systems for enhanced product performance. Additionally, we are concentrating on innovative software designs in order to install unique features in our HDTV’s.

On September 8, 2003, Global Display Limited established its own website, http://www.globaldisplay.com.hk, as a means to introduce a number of unique flat-panel display-oriented products to potential customers in the U.S. and Europe. Although we plan to initially produce flat-panel high definition LCD televisions, our primary focus ultimately will be on innovative microdisplay optical systems for larger displays and more complex commercial display systems.

We have developed and are preparing for a trial mass production run on two models of liquid crystal television (LCD TV) in second and third quarter of fiscal 2005 and began submitting samples to prospective customers in both the North America and Europe for their evaluation.

The Company’s subsidiary, Lite Array, continues to pursue its development of manufacturing processes and product designs for OLED displays. A vacuum deposition system has been set up in a clean room in our factory at Dongguan, China and towards the end of the year the prototyping line, including the photolithography equipment we acquired from Opsys, was being installed. The line, when completed in the near future, should have the capacity to produce prototypes for customer evaluation. Three products are currently being developed for cellular phone displays, car audio and interactive game applications. It is anticipated that one or more of these products can be commercially introduced in late fiscal 2005. We recently established strategic alliances with two OLED display companies, Univision Technology Inc, a Taiwan corporation and Ness Display Company Limited, a company based in Korea, that manufacture OLED displays for consumer electronic products, such as mobile phones, to facilitate the commercialization of our OLED products.

The functional currency of our Company is the Hong Kong dollar. The functional currencies of our subsidiaries in the locations outside Hong Kong are their respective local currencies. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi Japanese yen and EURO. The majority of raw materials are purchased using Hong Kong dollars.

References to an interim period refers to the nine month period ended December 31; for example, “2004 interim period” refers to the nine month ended December 31, 2003. References to a quarterly period refer to our fiscal quarter ended on December 31; for example, “2004 quarterly period” refers to the fiscal quarter ended December 31, 2003.

Results of Operations

The following table sets forth certain statement of income data as a percentage of net sales for the periods indicated:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2003	2002	2003	2002
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	(79.5)	(74.7)	(78.9)	(72.8)

Gross profit	20.5	25.3	21.1	27.2
Selling, general and administrative expenses	(25.0)	(20.8)	(23.7)	(17.8)

Operating income (loss)	(4.5)	4.5	(2.6)	9.4
Interest expense	— *	0.1	— *	0.1
Interest income	1.2	1.5	1.2	1.3
Other income (loss), net	(1.0)	0.3	0.1	0.3

Income (loss) from continuing operations before income taxes	(4.3)	6.2	(1.3)	10.9
Provision for income taxes	(0.2)	(0.7)	(0.1)	(0.9)

Income (loss) from continuing operations	(4.5)	5.5	(1.4)	10.0
Loss from discontinued operations, net of applicable income tax of nil	—	1.0	—	1.3

Net income (loss)	(4.5)%	4.5%	(1.4)%	8.7%

*	The amounts were immaterial to show as a percentage of net sales.

Management’s Discussions and Analysis

Nine Months ended December 31, 2003 Compared with Nine Months ended December 31, 2002

Net sales. Our net sales include sales of finished goods, parts and accessories, and tooling income from procuring, designing and manufacturing molds for certain products which our customers wish to purchase. Tooling income is not a primary source of our sales revenue and immaterial to overall sales. Tooling income was derived from lump sum charges to customers for the production of product moulds that were designated for mass production of specific products. These charges remained constant notwithstanding the volume of sales of each specific product. Net sales consist of gross amounts invoiced less discounts and returns. Net sales for the 2004 interim period were $52.4 million as compared to $61.8 million in the 2003 interim period. The decrease in net sales was primarily attributable to kitchen appliances as they decreased by $12.4 million from $22.6 million in the 2003 interim period to $10.2 million in the 2004 interim period. This decrease was partially offset by an increase in sales of floor care products. In the 2004 interim period, sales of floor care products increased by approximately $4.0 million to $37.5 million from $33.5 million in the 2003 interim period. Royal Appliance Manufacturing Company (“Royal”) accounted for approximately 52.3% of our net sales in the 2004 interim period. Our sales to Royal increased approximately 3.9% in the 2004 interim period, as compared to the 2003 interim period. However, it is anticipated that sales of floor care products to this customer will decrease in the short-term as we shipped more of an existing model to Royal in the third quarter of the 2004 fiscal year in anticipation of changing to a new model. In addition, we shipped a new floor care product to another floor care customer in the third quarter of fiscal 2004. However, there can be no assurance that the sales revenue generated from this new floor care product will offset any decrease in sales to Royal, or the expected continuing decrease in sales of kitchen appliances. We continue to believe that Techtronic Industries Limited (“TTI”), which acquired Royal, will ultimately begin producing most of Royal’s products. Consequently, we anticipate that Royal will eventually buy only those products that we can produce more economically than TTI. The loss of this customer would have an adverse impact on our continuing results of operations and financial condition unless we are able to replace it with another major floor care company in the near future.

We believe that sales of floor care products will continue to be a significant source of revenue for us in the near future and generate sufficient profit to partially offset the impact of the expected continued sales decrease in the garment care and kitchen appliance product categories. We also anticipate that our existing floor care customers will continue to exert pressure on us to lower our prices for floor care products. In response to this price pressure, we are collaborating with our customers to reduce the costs of some parts and components. We are also planning to qualify alternative suppliers in Asia other than the customer’s designated vendors in the U.S. and overseas. Our floor care customers are currently evaluating these cost reduction proposals to determine whether they meet all applicable safety requirements and are technologically feasible. There can be no assurance that the customers will ultimately adopt our cost reduction proposals or that the cost savings, if any, will offset the lower prices we are able to charge our customers for these products.

Additionally, if we are unable to replace Royal with other new customers, the sales revenue generated by floor care products will likely decline in the near future. Currently we are continuing to approach new customers with new floor care models in order to increase growth in sales of floor care products. However, there can be no assurance that we will be successful in securing new customers or introducing new floor care products.

In the 2004 interim period, sales to North America accounted for $43.3 million or 82.7 % of net sales as compared to $52.3 million, or 84.6% of net sales in the 2003 interim period. We anticipate that

North America is still a dominated market in fiscal 2005. Sales to Asian countries increased by approximately $3.3 million to $5.1 million, or 9.7% of net sales in the 2004 interim period from $1.7 million, or 2.8% in the 2003 interim period. The increased Asian sales primarily resulted from increased sales of a deep fryer model which accounted for 7.7% of net sales in the 2004 interim period. However, there is no assurance that the customer will continue to buy deep fryer models from us or that Asian sales will continue to increase in fiscal 2005.

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, freight-in, depreciation and factory overhead. Gross profit in the 2004 interim period was $11.1 million, or 21.1% of net sales, as compared to $16.8 million, or 27.2% of net sales, in the 2003 interim period. Gross profit as a percentage of net sales decreased in the 2004 interim period primarily as a result of higher raw material costs as a percentage of Net Sales and overhead expenses as a percentage of net sales. Raw materials costs were approximately $33.6 million, or 64.2% of net sales in the 2004 interim period as compared to $37.1 million, or 59.9% of net sales in the 2003 interim period. Included in the costs were approximately $483,000 and $518,000 of inbound freight charges in the 2003 and 2004 interim periods, respectively. We include inbound freight charges, receiving, inspection and warehousing and other internal transfer costs in the cost of goods sold but exclude customs declaration and insurance expenses for the acquisition of raw materials. Due to the decrease in our prices for certain floor care products, our costs of raw materials, while decreasing in absolute amounts, increased as a percentage of net sales. We expect our major floor care product customers to continue to exert downward price pressure and that we will be required to lower the prices of some of our floor care products to attract additional business in this product category. Factory overhead was $7.7 million, or 14.7% of net sales in the 2004 interim period, as compared to $7.9 million, or 12.9% of net sales in the 2003 interim period. Decreases in these expenses are primarily attributable to the lower production volume during the 2004 interim period. Decreases in manufacturing overhead, including wages for direct and indirect labor (approximately a $192,000 decrease over the comparable interim period) and fuel expenses (approximately a $217,000 decrease over the comparable interim period), were partially offset by an increase in depreciation and staff benefit expenses.

Selling, general and administrative expenses. The primary components of our selling, general and administrative (“SG&A”) expenses are advertising and promotion, product design and development, transportation of finished goods, salaries for our marketing and administrative personnel, professional fees and utilities. SG&A expenses were approximately $12.4 million, or 23.7% of net sales in the 2004 interim period as compared to $11.0 million, or 17.8% of net sales in the 2003 interim period. SG&A expenses increased by approximately 12.3% from the 2003 interim period primarily due to increased salaries of additional staff and other expenditures for research and development at Global Display and for the OLED program.

The increase in SG&A also resulted from increased advertising and promotional expenses for our display program, payments to a local university related to the OLED program, legal expenses related to the Sunbeam lawsuits in the appliances business, which were partially offset by decreases in certain other selling and administrative expenses. These promotional expenses incurred were primarily for advertisements in related industry magazines and printing of product catalogues. We anticipate that there will be an increase in promotional expenses for Global Display and the OLED programs in the near future as we expand our efforts to attract potential customers for our display-oriented products. In the 2004 interim period, we incurred approximately $9.6 million, $1.0 million and $1.8 million in SG&A for the appliance business, Global Display and OLED programs, respectively, as compared to $10.1 million and $0.9 million for the home appliances business and the OLED program, respectively, in the 2003 interim period.

The primary components of our design and development expenses include design and prototyping costs, patent fees, testing charges, inspection fees and salaries for our engineers and designers. Design and development expenses in the 2004 interim period were approximately $1.9 million compared to $1.0 million in the 2003 interim period. In the 2004 interim period, we incurred approximately $0.9 million, $0.5 million and $0.5 million in these expenses for our core business, Global Display and OLED programs, respectively. These expenses were primarily attributable to wages for the R&D staff and design and prototyping costs for the new programs. Over the next two fiscal years, we expect design and research development expenses to increase to approximately $4.0 million per fiscal year, including approximately $1.5 million for Lite Array’s OLED program and approximately $1.5 million for Global Display with the balance utilized in our core appliance business.

Interest expense, interest income and other income, net. Interest expense consists of interest on our short-term and long-term bank credit facilities. Interest expense was approximately $12,200 in the 2004 interim period as compared to $48,000 in the 2003 interim period. The decrease in interest expense was due to decreased borrowing requirements. Interest income in the 2004 interim period declined to $643,000 from $809,000 in the 2003 interim period. The decrease was due to a decline in interest rates on funds invested by the Company. In the 2004 interim period, we had an average invested fund balance, which includes cash and cash equivalents and short-term investments, of approximately $63.5 million with an average return of 1.0% as compared to an average fund balance of approximately $60.6 million with an average return of 1.5% in the 2003 interim period. Other income, net was approximately $74,000 in the 2004 interim period as compared to $155,000 in the 2003 interim period. Other income, net included exchange gains and losses and miscellaneous income. A tabular presentation of other income, net is as follows:

Interim Period ended December 31,	2002	2003
Exchange gain (loss)	$103,057.10	$42,637.39
Miscellaneous	$51,725.27	$31,422.91

Other income, net	$154,782.37	$74,060.30

Income tax. We are not subject to taxation in the British Virgin Islands in accordance with British Virgin Islands tax regulations. We are subject to income tax in each jurisdiction in which our subsidiaries do business. Certain of our income accrues in China where the effective tax rate is 27.0% and in Hong Kong, where the corporate tax rate is 17.5% on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of income reflects a provision for estimated taxes for the current fiscal year and adjustments for over-or under-provision with respect to the prior fiscal year.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiary in China was exempt from income tax for two years starting from its first profitable year (after utilizing accumulated tax loss carry forwards or a lapse of five years) followed by a 50% exemption for the next three years. In September 2002, our subsidiary in China filed amended tax returns with the tax authorities for the tax periods of 1995 to 2002. The PRC tax authorities confirmed our amended tax returns as submitted, establishing the first profitable year as 1999. Our Chinese subsidiary was not therefore subject to income tax from 1999 and 2000 and received a 50% exemption for the years from 2001 to 2003. Commencing

January 1, 2004, our subsidiary in China is subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries. For these reasons, we do not believe the full tax rate will have a significant impact on our financial condition or results of operations. In fiscal 2004, we established a new subsidiary, Dongguan Lite Array Company Limited, which is also exempt from income tax for a two year period effective from its first profitable year and followed by a 50% exemption for the next three years. We do not believe the full implementation of the PRC income taxes will have a significant impact on our financial condition and results of operations. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes. We have established a subsidiary in Macau, China where we conduct sales, marketing, administration and other activities. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau in accordance with Macau tax regulations.

To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate of up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes. We have established a subsidiary in Macau, China, where we conduct sales, marketing, administrative and other activities. Similar to our subsidiaries in the British Virgin Islands, we are not subject to taxation in Macau in accordance with Macau tax regulation. However, there is no assurance that the Hong Kong Inland Revenue Department will not seek to impose taxation on income generated in Macau.

We had taxable income in Hong Kong in the 2004 and 2003 interim periods. The financial statements include provisions for Hong Kong profits tax of approximately $72,000 and $546,000 in the 2004 and 2003 interim periods, respectively.

Discontinued operation. In the third quarter of fiscal 2003, we sold the TFEL business to the former management of Lite Array, Inc. The results have been restated to reflect the results of the TFEL business as a discontinued operation with a loss of approximately $812,000 in the 2003 interim period.

Net income (loss). Net loss for the 2004 interim period was $0.7 million, or $0.06 per share, as compared to net income of $5.3 million, or $0.44 per share, for the 2003 interim period.

Three Months ended December 31, 2003 Compared with Three Months ended December 31, 2002

Net sales. Our Net sales include sales of finished goods, parts and accessories, and tooling income from procuring, designing and manufacturing molds for certain products which our customers wish to purchase. Tooling income is not a primary source of our sales revenue and immaterial to overall sales. Tooling income was derived from lump sum charges to customers for the production of product moulds that were designated for mass production of specific products. These charges remained constant notwithstanding the volume of sales of each specific product. Net sales consist of gross amounts invoiced less discounts and returns. Net sales for the 2004 quarterly period increased to $17.8 million from $16.8 million in the 2003 quarterly period. The increase in net sales resulted primarily from the increase in sales of floor care products which was partially offset by a decrease in kitchen appliances and garment care and travel care products.

Sales in each product category for the 2004 quarterly period as compared to the 2003 quarterly period were as follows:

•	Sales of kitchen appliances decreased to $3.0 million, or 17.0% of net sales, from $7.4 million, or 44.6% of net sales, primarily due to decreased sales of breadmakers and coffee makers, which were partially offset by an increase in sales of deep fryers.

•	Sales of garment care and travel products decreased to $0.5 million, or 2.8% of net sales, as compared to $0.5 million, or 3.5% of net sales, primarily due to decreased sales of steam irons and travel irons.

•	Sales of floor care products increased to $13.0 million, or 73.4% of net sales, as compared to $7.3 million, or 44.3% of net sales, primarily due to an increase in sales of an existing model to Royal and the sales of a new floor care product to a new floor care customer.

We believe that sales of floor care products will continue to be a significant source of revenue for us in the near future and generate sufficient profit to partially offset the impact of the expected continued sales decrease in the garment care and kitchen appliance product categories. We also anticipate that our existing floor care customers will continue to exert pressure on us to lower our prices for floor care products. In response to this price pressure, we are collaborating with our customers to reduce the costs of some parts and components. We are also planning to qualify alternative suppliers in Asia other than the customer’s designated vendors in the U.S. and overseas. Our floor care customers are currently evaluating these cost reduction proposals to determine whether they meet all applicable safety requirements and are technologically feasible. There can be no assurance that the customers will ultimately adopt our cost reduction proposals or that the cost savings, if any, will offset the lower prices we are able to charge our customers for these products. In the 2004 quarterly period, we experienced continued price pressure from our floor care customer, Royal. However, we shipped more of an existing floor care product to Royal due to higher seasonal demand. We continue to believe that Royal will reduce its purchases from us in the future. In an effort to replace these expected lost sales to Royal, we shipped a new floor care product to another floor care customer, Eureka. During the 2004 quarterly period, net sales to Royal and Eureka represented 45.7% and 31.3% of net sales, as compared to 35.7% and 1.7% in the 2003 quarterly period. However, there can be no assurance that this customer will continue to buy from us or that the sales revenue generated from this customer will be sufficient to offset the anticipated loss of business in the floor care and kitchen appliances categories.

Gross profit. Gross profit in the 2004 quarterly period was $3.6 million, or 20.5% of net sales, as compared to $4.2 million, or 25.3% of net sales, in the 2003 quarterly period. Gross profit as a percentage of net sales decreased in the 2004 quarterly period primarily because of higher raw materials costs and overhead expenses as a percentage of net sales. Raw materials costs were approximately $11.5 million, or 64.8% of net sales in the 2004 quarterly period as compared to $10.1 million, or 60.2% of net sales in the 2003 quarterly period. Included in the material costs were approximately $78,000 and $147,000 inbound freight charges in the 2003 and 2004 quarterly periods, respectively. We only included inbound freight charges, receiving. Inspection and warehousing and other internal transfer costs in the cost of goods sold but exclude customs charges and insurance expenses incurred in the acquisition of raw materials. Due to the lower prices we were able to charge for certain of our floor care products, our cost of raw materials, increased as a percentage of net sales and in absolute dollar amounts. We believe our major floor care customers will continue to exert downward price pressure on us and that we will be required to continually evaluate our pricing to attract additional business in this product category. Factory overhead was $2.6 million, or 14.7% of net sales in the 2004 quarterly period, as compared to $2.4 million, or 14.4% of net sales in the 2003 quarterly period. Increases in manufacturing overhead, including wages for direct labor and related staff benefits and depreciation charges were partially offset by a decrease in indirect labor and fuel expenses.

Selling, general and administrative expenses. SG&A expenses in the 2004 quarterly period were $4.4 million, or 25.0% of net sales, as compared to $3.5 million, or 20.8% of net sales, in the 2003 quarterly period. This increase in SG&A expenses of approximately 27.3% from the 2003 quarterly period was primarily due to salaries of additional staff for the Global Display and the OLED program, legal expenses related to the Sunbeam lawsuits, design and prototyping costs for Global Display and the OLED program, traveling expenses incurred by our Global Display and OLED marketing executives and engineers, and payments to a local university related to OLED development. In the 2004 quarterly period, we incurred SG&A expense of approximately $3.2 million, $0.5 million and $0.8 million for the appliance business, Global Display and OLED programs, respectively, as compared to $3.2 million and $0.3 million for the appliance business and OLED program, respectively, in the 2003 quarterly period.

Design and development expenses in the 2004 quarterly period were approximately $1.0 million as compared to $0.3 million in the 2003 quarterly period. In the 2004 quarterly period, we incurred approximately $0.4 million, $0.2 million and $0.4 million for our core business, Global Display and OLED programs, respectively. These expenses were primarily attributable to wages for the R&D staff and design and prototyping costs incurred for the new programs.

Interest expense, interest income and other income, net. Interest expense consists of interest on our short-term and long-term bank credit facilities. Interest expense was approximately $3,000 in the 2004 quarterly period as compared to $15,000 in the 2003 quarterly period. The decrease in interest expense was due to decreased borrowing requirements. Interest income in the 2004 quarterly period declined to $218,000 from $259,000 in the 2003 quarterly period. The decrease was due to a decline in interest rates on funds invested by the Company. Other income, net was loss of approximately $171,000 in the 2004 quarterly period as compared to an income of $48,000 in the 2003 quarterly period. Other income (loss) net includes exchange gains and miscellaneous income.

Quarterly Period ended December 31,	2002	2003
Exchange gain (loss)	$31,618	$(178,971)
Miscellaneous	$17,005	$7,941

Other income (loss), net	$48,623	$(171,030)

Income tax. We had taxable income in Hong Kong. The financial statements include a provision for Hong Kong profits tax of approximately $31,000 in the 2004 quarterly period as compared to $110,000 in the 2003 quarterly period. We do not believe that our current method of operations subjects us to material U.S. taxes because we do not have significant income effectively connected with a trade or business in the U.S. In September 2002, our subsidiary in China filed amended tax returns with the tax authorities for the tax periods of 1995 to 2002. The PRC tax authorities confirmed our amended tax returns as submitted, establishing the first profitable year for our subsidiary in China as 1999. Our China subsidiary was not subject to income tax for the years from 1999 and 2000 and received a 50% exemption for the years from 2001 to 2003. Commencing January 1, 2004, our subsidiary in China is subject to the full tax rate of 27.0%. Due to the anticipated lower production volume in 2004, we do not believe that our results of operation would be significantly impacted by the exposure to this full tax rate of our China subsidiary.

To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate of up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes. We have established a subsidiary in Macau, China, where we conduct sales, marketing, administrative and other activities. Similar to our subsidiaries in the British Virgin Islands, we are not subject to taxation in Macau in accordance with Macau tax regulation. However, there is no assurance that Hong Kong Inland Revenue Department will not seek to impose taxation on income generated in Macau.

Discontinued operations. In the third quarter of fiscal 2003, we sold the TFEL business to the former management of Lite Array, Inc. The results have been restated to reflect the results of the TFEL business as discontinued operations with a loss of approximately $175,000 in the 2003 quarterly period.

Net income (loss). In the 2004 quarterly period, we incurred a net loss of $794,000, or $0.07 per share, as compared to a net income of $767,000, or $0.06 per share, in the 2003 quarterly period.

Liquidity and Capital Resources

Our primary sources of financing have been cash from operating activities and borrowings when necessary under credit agreements with various banks. Net cash provided by operating activities during the 2004 interim period was approximately $4.7 million, as compared to approximately $9.2 million during the 2003 interim period. The decrease in net cash provided by operating activities in the current period was primarily due to a net loss resulting from decreased net sales in the 2004 interim period and the increase in accounts receivable and inventories.

At December 31, 2003, accounts receivable were $10.8 million, as compared to $10.2 million at March 31, 2003. Receivables at December 31, 2003 represented approximately 58 days of sales, as compared to 50 days of sales at March 31, 2003. The increase in the number of days of sales was primarily attributable to the proportion of sales to Royal in the 2004 quarterly period and the longer credit terms extended to this customer. Royal represented approximately 53.2% of our total net sales in the 2004 interim period.

At December 31, 2003, inventories were $8.8 million, as compared to $7.5 million at March 31, 2003. Our inventories consist primarily of raw materials needed for future production. The increase primarily resulted from management’s decision to increase our stock of plastic resins to a higher level than normal as we anticipated there would be a price increase as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We expect that our sales for the quarter ended March 31, 2004 will be lower than the level of sales in the third fiscal quarter; consequently, we believe our current level of inventory is adequate to meet expected production requirements in the short-term. In addition, we believe the increased stocking of major raw materials including plastic resin will help us reduce production costs and allow us to alleviate some of the pricing pressure from our customers.

At December 31, 2003, accounts payable was approximately $7.1 million as compared to $5.2 million at March 31, 2003. The increase was primarily due to significant payments to vendors that were due immediately prior to March 31, 2003. The increase was also due to our increased stocking of plastic resins. Working capital increased from $72.4 million at March 31, 2003 to $73.9 million at December 31, 2003 primarily due to increases in short-term investments, accounts receivable and inventories.

In our manufacturing facility in Dongguan, China, we paid value-added tax on raw materials and consumable goods that were procured in China. However, we are eligible for refunds when these materials and consumable goods are transformed into finished goods and exported out of China. During fiscal 2004, we received most of the outstanding VAT refund due from the Chinese government. However, as of March 31, 2004, we had approximately $0.7 million VAT receivable still outstanding from the Chinese government. Since the Chinese Government is historically slow in processing refunds, we believe that we will eventually receive the monies owed to us in due course.

In October 1998, we made a loan to a start-up U.S. corporation wholly owned by the spouse of an executive of ours in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of December 31, 2003, accrued interest on the loan was approximately $0.7 million. We have reserved fully against the interest due. Effective April 30,

2004, we acquired all of the outstanding shares of this company for $1,000. There was no gain or loss recorded by us as a result of this acquisition since the only assets acquired were cash and intangible assets that had no value and we would continue to carry its loan at the same cash value.

In October 1999, we made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance commencing October 21, 2000. Payments on the loan will be forgiven in arrears, however, on each payment due date in consideration for the director’s continued service to us. In order to comply with the Sarbanes-Oxley Act of 2002 enacted by the United States Congress, we will not enter into any new loan agreements with directors or executive officers or their respective affiliates.

Our aggregate capital expenditures were approximately $2.1 million during each of the 2003 and 2004 interim periods, respectively. Capital expenditures in the 2004 interim period primarily included the investment in new production lines for Global Display. Our outstanding capital commitments as of December 31, 2003 were approximately $0.2 million, primarily for the remaining installation of the Global Display assembly line, acquisition of tooling and purchase of machinery and equipment. During fiscal 2003, we wrote off some transportation equipment and furniture and fixtures and also disposed of fixed assets as part of the sale of the TFEL business, thus the net increase in our fixed assets was approximately $2.2 million. We have incurred an aggregate of approximately $1.3 million in capital expenses for a clean room and equipment in our Dongguan facility in fiscal 2003 to support our OLED display development program. Currently, no OLED products are ready for commercial sale.

At December 31, 2003, we had a total of approximately $65.2 million in cash and cash equivalents plus short-term investments (excluding restricted cash of $0.8 million) as compared to $64.6 million at December 31, 2002. In the 2004 interim period, we generated approximately $4.7 million in cash flow from the operating activities of our core business but do not expect either OLED or Global Display to generate any revenue in this fiscal year. We believe we have adequate cash to support our new business development. Our quick assets, which include cash, a callable deposit and short-term investments, increased from $62.9 million in fiscal 2003 to $64.1 million in fiscal 2004. Excluding the expenditures of $2.0 million by Global Display and $2.1 million for the OLED program, we generated approximately $8.0 million in cash from the operating activities of our core business in fiscal 2004. For fiscal 2005, we plan to spend about $6.0 million to further support and expand research and development for our display programs. In fiscal 2005, we expect to begin selling and shipping display products and we believe this cash position will be adequate to support our new business development. However, there can be no assurance that actual results will make it feasible to continue these projects or that the display products being developed will ever attain commercial viability.

As of December 31, 2003, we have two step-up floating rate certificates of deposits (CD) for a total invested balance of $1.35 million that will mature on September 25, 2007. The deposits carried a fixed coupon rate at 3.25% per annum for the first two years and a floating rate thereafter. If we hold the CD’s to maturity, we will receive all payments of interest and principal. The market price of the CD may fluctuate as a result of many factors, including market interest rate fluctuation and the credit rating of the Bank. Therefore, if this CD is sold prior to maturity, we may be subject to a loss on our original deposit. There was no change in the market value of this deposit as of December 31, 2003.

During fiscal 2004, we made a $5.0 million multi callable deposit that will mature on August 11, 2008. The deposit carried variable interest rates of not more than 2.5% per annum. The bank had the right to terminate the deposit in full and repay our money on the 11th day of February, May, August and November, commencing November 11, 2003. If the bank exercised its right to prematurely repay the deposit, we may incur a lower rate of return when reinvesting the funds. If for any reason we require access to these funds prior to maturity, we are required to fully reimburse the bank for its losses and indemnify it for the costs incurred as a result of its terminating, liquidating, obtaining or re-establishing any hedge or related trading position. There was no change in the market value of this deposit as of December 31, 2003.

We maintained revolving credit facilities with Standard Chartered Bank, HongkongBank and Citibank, N.A. as of December 31, 2003. These credit facilities have an aggregate facility limit of approximately $28.4 million and, if utilized, bear interest at floating commercial bank lending rates in Hong Kong that ranged from 5.0% to 5.25% per annum. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. There were no short-term borrowings under these facilities as of December 31, 2003. The amount utilized for overdrafts, bank loans, guarantees and letters of credit under our bank facilities was approximately $0.8 million as of December 31, 2003.

Our long term-debt consisted of two term loans with an aggregate outstanding amount of approximately $503,000 as of December 31, 2003 (including the current portion of long-term debt). These terms loans were provided by Standard Chartered Bank under the revolving credit facility to finance the purchase of machinery, equipment and motor vehicles. These two term loans bear interest at rates currently ranging from 1.135% to 3.02% per annum and mature on various dates through April 2005. The term loans are payable in monthly and quarterly installments, which were approximately $37,000 in the aggregate as of December 31, 2003. As of December 31, 2003, we have an outstanding loan of approximately $432,000 (or EURO 346,000) denominated in U.S. dollars. This loan will mature in May 2005. We are required to maintain “restricted cash” in an amount of not less than the outstanding amount of the loan. During the first nine months of fiscal 2004, the exchange rate for the U.S. dollar against the EURO had depreciated in a range from $1.0980 per EURO to $1.2550 per EURO. Consequently, we have to pay more Hong Kong dollars (which is pegged to the U.S. Dollar) for each monthly installment. However, due to the immaterial amount of the loan, we do not expect a continued increase in the value of the EURO to have a material impact on our financial position.

We are in compliance with all of the covenants entered into with our banks in connection with the outstanding debt and have been in compliance during all periods presented. In addition, we have not entered into any cross-default provision in our debt agreements with our banks. However, since the debt agreements are subject to periodic review by our banks, which may result in changes of their terms and conditions, there can be no assurance that our debt agreements will not be subject to cross-default provisions in the future.

We are in compliance with all of the covenants entered into with our banks in connection with the outstanding debt and have been in compliance during all periods presented. In addition, we have not entered into any cross-default provision in our debt agreements with our banks. However, since the debt agreement is subject to periodical review by our banks, which may result in changes of their terms and conditions, there can be no assurance that our debt agreements will not be subject to cross-default provision in the future.

We anticipate that cash generated from operating activities should be adequate to satisfy our capital and operational requirements for the home appliances business, Global Display and the OLED program in the short-term. However, we expect Global Display and the OLED program to begin to generate revenue in the next fiscal year. We have in the past considered potential acquisitions of complimentary businesses. Although we have not reached an agreement for such an acquisition, we plan to continue to pursue selected acquisitions of complementary businesses. In the event that we should consummate such an acquisition, our capital requirements could increase.

Our acquisition of Lite Array, Inc. was completed in May 2001. Total consideration for our investment in Lite Array was approximately $9.6 million. Sometime after making our investment decision, as part of our analysis of the potential for Lite Array’s TFEL display business and its joint venture operation, we determined that the long-term prospects for the TFEL business were limited. We discontinued the production of TFEL displays and ceased funding the joint venture in China as of September 30, 2002. We wrote off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us. In fiscal 2003, we sold Lite Array’s TFEL display business, including the interest that Lite Array owned in a joint venture manufacturing facility in Jiangmen, China, to ViewPoint Flat Panel Display, Inc., a corporation in California, owned by the former management of Lite Array. During the transaction, the former management of Lite Array assigned a loan due to Global Lite Array outstanding as of the closing date. The loan amount was approximately $2.8 million. We have made adequate provision for the loan due to Global Lite Array since there is no assurance that the loan is collectible unless former management of Lite Array successfully derives profit from the TFEL business. After the sale of the TFEL business, we recorded its results as losses from discontinued operations of approximately $11.0 million and $835,000 for fiscal years 2002 and 2003, respectively.

Pursuant to the small molecule OLED license we assumed as a result of our acquisition of Lite Array, we were required to pay royalties of a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries before January 1, 2004. Lite Array also must pay royalties of the greater of a fixed amount or a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries after January 1, 2004. The license expires in 2023 and may be terminated at any time by us after January 1, 2004. Presently, Lite Array is still in the research and development stage; however, we have paid a portion of a fixed amount of the royalties and sought approval from the licensor to defer the remaining balance to October 2004. We are also working with other strategic partners to expedite the manufacturing of OLED display products.

On January 7, 2003, we entered into an asset purchase and lease agreement with Opsys US Corporation (“Opsys”), a Delaware corporation. We purchased Opsys’ R&D experimental production equipment for small module OLED displays for $1.0 million. Concurrent with the purchase of the equipment, we leased it back to Opsys through February 28, 2003 for a rental payment of $1,000 per month. Upon the execution of the Purchase Agreement, we were granted a warrant to purchase securities of Opsys (and of any of its affiliates that raised capital) having an aggregate valuation of $2.0 million, with such warrants having an exercise price of $0.0001 per share. At the time of the execution of the Purchase Agreement, we believed that the purchase of the equipment and the opportunity to acquire such securities would accelerate our progress in OLED product development. An involuntary proceeding under Chapter 7 of the United States Bankruptcy Code was commenced against Opsys on May 3, 2003. On September 4, 2003, the Bankruptcy Court for the Northern District of California issued an order to allow us to proceed with removal of the equipment located in Opsys’ business location. We have removed and shipped the equipment to our facility in Dongguan, China. The equipment, including the photolithography equipment, is being installed and a vacuum deposition system has been set up in a clean room in our factory at Dongguan. Three products are currently being developed for cellular phone displays, car audio and interactive game applications. It is anticipated one or more of these products can be commercially introduced in late fiscal 2005.

Recently, we announced that Lite Array has extensively re-designed its website to introduce and feature a number of unique mono- and multi-color organic light emitting (OLED) displays modules for use in cellular phones, MP3 players, and other electronic devices. We believe the enhanced website will accelerate Lite Array’s marketing effort by allowing potential customers to review our latest product applications.

Inflation. From 1996 through December 2003, the rate of inflation in Hong Kong has ranged from approximately -6.1% to 7.0% per year (approximately –3.0% during 2002 and -2.6% during 2003) and the average rate of inflation in China ranged from approximately -2.2% to 9.8% per year (approximately -0.8% during 2002 and 0.3% for the first eleven months in 2003). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent an increasingly significant component of our total expenses. As we purchase most of our raw materials outside China, inflation in China does not have a significant effect on our overall costs.

Currency and exchange rates. The functional currency of our Company is the Hong Kong dollar. The Hong Kong dollar is pegged to the U.S. dollar. The functional currencies of our subsidiaries in the locations outside Hong Kong are the respective local currencies. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO. The majority of raw materials are purchased using Hong Kong dollars. Currently, we have a long-term loan denominated in the EURO. During the first nine months of fiscal 2004, the exchange rate for the U.S. dollar against the EURO had depreciated from $1.0980 per EURO to $1.2550 per EURO. However, we have not been significantly affected by exchange rate fluctuations and consequently do not hedge our positions.